NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

Quantitative Alpha Trading Inc.

Item 1

Name of the Parties to the Transaction

Quantitative Alpha Trading Inc., formerly RTN Stealth Software Inc. (“RTN”)

Item 2

Description of the Transaction

Pursuant  to  a  special  resolution  passed  by  the  shareholders  of  RTN  on  March  30,

2011,  the  shareholders  approved  the  continuance  of  RTN  into  Ontario  and  a

change  in  RTN’s  name  to  “Quantitative  Alpha  Trading  Inc.”.   The  continuance

into  Ontario  has  not  yet  occurred.  The  board  of  directors  of  RTN  approved  a resolution  to  file  the  requisite  forms  to  proceed  with  the  name  change  of  RTN  to

“Quantitative Alpha Trading Inc.” in British Columbia on April 4, 2011.

Item 3

Effective Date of Transaction

The effective date of the name change is April 5, 2011.

Item 4

Names   of   Each   Party,   if   any,   that   Ceased   to   be   a   Reporting   Issuer

Subsequent to the Transaction and of each Continuing Entity

Not applicable.

Item 5

Date  of  the  Reporting  Issuer’s  First  Financial  Year-End  Subsequent  to  the

Transaction

December 31, 2011.

Item 6

Periods,  including  comparative  periods,  if  any,  of  the  Interim  and  Annual

Financial  Statements  Required  to  be  Filed  for  the  Reporting  Issuer’s  First

Financial Year Subsequent to the Transaction

Not applicable.

Item 7

Documents filed under NI 51-102 that described the Transaction

RTN’s   management   information   circular   in   connection   with   the   annual   and

special  meeting  of  shareholders  of  RTN  held  on  March  30,  2011  to  approve  the change of name, was filed on SEDAR on March 7, 2011.

RTN’s  press  release  dated  March  31,  2011,  was  filed  on  SEDAR  on  April  5,

2011.

Dated: April 21, 2011

QUANTITATIVE ALPHA TRADING INC.

Per:

“Alfred Apps”

Alfred Apps

Director